FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

November 9, 2009	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

EXHIBIT INDEX

99.1	Press Release dated June 5, 2009

99.2	Press Release dated June 15, 2009

EXHIBIT 99.1

For Immediate Release: NR 09-12

EXETER REPORTS ON PRELIMINARY INFRASTRUCTURE AND METALLURGY STUDIES AT CASPICHE

Vancouver, B.C., June 5, 2009 - Exeter Resource Corporation (NYSE-AMEX:XRA, TSX-V:XRC, Frankfurt:EXB - “Exeter” or the “Company”) reports results from the first round of infrastructure studies and metallurgical testwork on its Caspiche gold-copper porphyry in Chile. The Company is of a view that, following the March 2009 announcement of an interim National Instrument 43-101 (“NI43-101”) compliant inferred resource estimate of 8.7 million ounces gold and 2 billion pounds copper*, the project now merits preliminary studies to identify factors critical to future capital and operating cost estimates.

Water Studies

Knight Piesold Consulting has completed a preliminary water supply study that included the following:

•	a review of previous water studies in the area carried out by, amongst others, public entities, private entities and universities.
•	detailed descriptions of the legislation and the regulations applicable to surface and ground water rights in the area.
•	a compilation of hydrogeological information for the area.
•	a study of the commercial value of water rights in the region.
•	compiling a database containing all approved and pending rights (for surface and ground waters) in the area.
•	an analysis of the social impact of present and future water demands in the area.
•	recommendations on water sources potentially available to the Caspiche project.

In addition to the Knight Piesold study on local water sources, Hatch Engineering has completed a benchmarking study of Caspiche water supply alternatives using seawater and desalinated water at various flow rates. The study considered the intake, treatment, and piping of water from the coast to the project site including:

•	the identification of potential seawater intake locations and initial pipeline routes to Caspiche.
•	a technical recommendation and analysis of the most appropriate desalination technology to use.
•	a capital cost estimate with a target accuracy of ± 40%, and operating cost estimates at different flow rates.
•	a recommendation for a detailed technical and legal analysis of the environmental sectorial permits and other permits that may be required for the next project phase.

Power Studies

Exeter contracted Hatch Engineering to perform a benchmarking power supply study on the electrical power system of Chile, and more specifically of the 3rd Region of the country, wherein Caspiche is situated. The study included descriptions of

•

the privately owned generating and transmission system in Chile with particular emphasis on the “SIC” or “Central Interconnected System” that services the 3rd Region as well as Santiago and 93% of the Chilean population.

•	the mix of power generation within the SIC and the strategic changes to that mix made necessary by the interruption of natural gas supplies from neighboring countries several years ago.
•	the increase in the cost of incremental power to new consumers as a result of the short-term need to rely on imported diesel fuel to replace natural gas.
•	the longer term strategy to stimulate investment in coal-fired and hydro-electric plants as well as alternative renewable energy sources including wind, geothermal energy and biomass.

Hatch advised that based on new investment in power generation in Chile, particularly for coal fired plants, power costs are predicted to begin dropping in 2009, and continue decreasing through 2014, after which power costs should remain stable for several years.

Hatch also included details of the independent power generation, transmission and distribution companies currently operating in the 3rd Region and provided an estimate of the capital cost of transmission lines to the Caspiche project.

Site Studies

Following receipt of the interim inferred resource estimate, Exeter has a clearer concept of waste and mineralization volumes and can commence developing infrastructure concepts for different development scenarios. Land requirements will be assessed and preliminary footprints determined for waste areas, heap leach pads and plant sites.

Metallurgical Testwork

Oxide Zone:

The Caspiche deposit comprises an upper sector of gold-only mineralization, or Oxide Zone ore, wherein the copper content is essentially zero due to normal weathering and leaching of the sulphide minerals. Such low grade ore types are commonly heap leached, an example being the nearby Maricunga (Refugio) mine operated by Kinross Gold.

McClelland Laboratories from Reno Nevada, a specialist laboratory in heap leach testing, has provided final results from preliminary column leach testwork on two samples. Quarter-core composite samples crushed to a nominal 12.5 millimetre (“mm”) size have returned encouraging 77.5% and 84% recoveries for samples with head grades of 0.40 grams per tonne (“g/t”) gold and 0.50 g/t gold respectively. The leaching rate was rapid with most gold recovered within 20 days.

Leaching was continued for a further 77 days but very little additional gold was recovered. The lime used in agglomeration was 3.9 kilograms per tonne (“kg/t”) and 5.9 kg/t respectively, with no further addition necessary. The final cyanide consumptions were quite high at 1.56 kg/t and 1.93 kg/t respectively however after 20 days when almost all the gold was recovered the consumptions were around 0.6 kg/t. Commercial consumption on the material represented by the samples tested would not be expected to exceed this level. Future testwork will use samples from whole drill core material crushed to various sizes up to 30mm to begin establishing size recovery relationships. Normally as the crush size increases, operating costs reduce and the heap becomes physically more stable however leaching kinetics become slower and often gold recovery drops. Selection of the optimum crush size is an important aspect of conceptual development.

Sulphide Zone:

The Sulphide Zone at Caspiche has been intersected to a vertical depth of +1,200 metres (3,900 feet) to date. Exeter contracted G&T Metallurgical Services Ltd (“G&T”) in Kamloops, Canada, a specialist laboratory for sulphide flotation testwork, to perform preliminary testing on six composite samples collected from diamond drill holes completed in 2008. The objective of this testwork was to investigate the mineralogy of each sample and the liberation sizes of the copper minerals present so that future tests could verify that a viable copper concentrate (with gold) can be produced

G&T carried out a rougher test on each sample at a primary grind of 140 microns followed by two rougher-cleaner tests at a primary grind of about 100 microns. In the second series of tests, the rougher concentrate was reground to 30-35 microns and was cleaned in three further stages. Copper recoveries for samples with copper head grades of 0.35, 0.32, 0.31, 0.27, 0.48 and 0.44 percent were 67.1, 69.9, 70.2, 83.8, 84.2 and 85.0 percent respectively. Gold recoveries from the sulphide concentrate for the same sample set (and in the same order of testing) with gold head grades of 1.10, 1.41, 0.95, 0.52, 1.29 and 1.55 g/t were 32.3, 59.4, 47.3, 44.4, 58.6 and 72.7 percent respectively. The gold grades in the gold-copper concentrates were 34.7, 90.3, 35.4, 22.6, 41.5 and 72.6 g/t respectively. The silver head grades were generally 1-2 g/t (one sample 20 g/t). Molybdenum grades in the concentrates varied from 0.05 to 1.46 percent, which provides some potential for producing a molybdenum concentrate from certain zones.

The gold-copper recoveries are considered quite encouraging for this early stage of testing, especially if the gold that was not recovered is associated with pyrite. Testwork is currently in progress at G&T to investigate this further.

The majority of the intercepts tested were from the upper levels of the Sulphide Zone and from zones with strong argillic alteration. In spite of this, and the obvious presence of clays, these minerals do not appear to have affected the flotation to any great extent. Arsenic, in the form of enargite especially in the altered zones, is a component of the material tested and varied in the concentrates from a low value of 0.21% in the deepest sample to 7.1% in the shallowest sample. The sulphide mineralogy of the deposit is somewhat complex and will require considerably more testing than the six samples tested to date.

New composite samples from drill cores collected from January to May 2009, and particularly from deeper within the deposit, are currently being selected for additional testing.

Exeter’s Vice President Development and Operations, Jerry Perkins, stated, “It is our objective to evaluate and minimise potential risks associated with the potential of the Caspiche project in line with the ongoing drilling results being generated by our geologists. Preliminary infrastructure studies are an important first step in evaluating Caspiche as a potential mine, and as expected, water availability is a priority given the elevation of the site and the competition for water resources in the district.

“On the metallurgical front, initial column leach testwork recoveries were encouraging and will be followed up with column testwork at coarser sizes. One yardstick for a commercial heap leach operation is the 50 mm nominal crush size tested for the nearby Cerro Casale project (referenced in the publicly available NI 43-101Technical Report dated December 31, 2008 for Kinross Mining Corporation). However, Kinross’ nearby Maricunga mine operates close to the crush sizes that we have already tested.

“The sulphide tests were done on samples from holes drilled last year, and therefore are very preliminary in nature. Both copper and gold recoveries to concentrate are generally in line with my expectations for this stage of the project. We know from recent drilling that the alteration and mineral assemblages vary significantly within the deposit, and therefore much more testwork needs to be completed to get a representative view of recoveries and the distribution of arsenic through all parts of the deposit. In fact, mineralogical evaluation will continue through all phases of exploration at Caspiche.

“We are currently meeting engineering and consulting groups to further our investigations into potential development of the project. Overall I am satisfied that our engineering studies are proceeding at a pace commensurate with the drilling and geological aspects of the project.”

Quality Control and Assurance

Jerry Perkins, Exeter’s Vice President Development and Operations, and a “qualified person” within the definition of that term in NI 43-101, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America. The Company has C$36 million in its treasury.

The Caspiche gold-copper discovery is situated in the Maricunga gold district of Chile, between the Refugio mine (Kinross Gold Corp.) and the giant Cerro Casale gold deposit (Barrick Gold Corp. and Kinross Gold Corp.). Drilling with four rigs has just finished for the season, with assays awaited for six drill holes. A second NI 43-101 compliant resource estimate is scheduled for September 2009.

Exeter’s priority on its Cerro Moro high grade gold-silver property in Argentina is the Escondida vein where drilling has returned multiple intercepts of 12-18 g/t gold equivalent** over mineable widths. The results from drilling to December 2008 are being used to produce a NI 43-101 compliant resources estimate, now expected early in the third quarter of 2009. Drilling the high grade Escondida vein is well underway with over 47 new drill holes completed to date. Testing of the possible Escondida vein strike extension on the Fomicruz joint venture lands will follow receipt of the permitting approval.

No site work is planned on the Don Sixto gold-silver project in Argentina over the next quarter. The Company will continue to work with provincial authorities and with representatives of other mining companies, to effect amendment to the 2007 legislation that banned the use of cyanide in mining operations in Mendoza Province.

*

Inferred mineral resource estimate of 449.9 million tonnes containing 8.7 million ounces gold at a grade of 0.6 g/t and 375.9 million tonnes containing 2 billion pounds copper at a grade of 0.25%. See new release NR 09-09 dated March 24, 2009.

**	Note: Gold equivalent grade at Cerro Moro is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the extent and timing of its drilling programs and exploration results, metallurgical recoveries and the potential tonnage, grades and content of deposits, timing and establishment of resources estimates, potential for financing its activities, potential production from its properties, availability of water, power and power costs and expected cash reserves. These forward-looking statements are made as of the date of this news release. Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, the price of gold and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking information. In addition, there are also known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the financial year ended December 31, 2008, dated March 27, 2009 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

EXHIBIT 99.2

For Immediate Release: NR 09-13

DRILLING CONTINUES TO EXPAND CASPICHE GOLD COPPER PORPHYRY

Vancouver, B.C., June 15, 2009 - Exeter Resource Corporation (NYSE-AMEX:XRA, TSX-V:XRC, Frankfurt:EXB - “Exeter” or the “Company”) reports that drill hole CSD039a has returned 876 metres (2,874 ft) at a grade of 0.75 grams per tonne (“g/t”) gold (0.022 ounces per ton (“oz/ton”)) and 0.29% copper, including a 582 metre (1,909 ft) section assaying 1.00 g/t gold (0.029 oz/ton) and 0.36% copper. This new drill hole tested the continuity of mineralization to depth below previous holes with shallower intercepts.

CSD039a, a steep hole, was drilled in a south westerly direction, opposite to the north easterly bearing of most other holes drilled this season. The oxide zone intercept returned low grades (see table below) in contrast to good grades in the lower sulphide zone intercept. The bulked intercepts are as follows:

•	876 metres (“m”) (2,874 ft) at a grade of 0.75 g/t gold (0.022 oz/ton) and 0.29% copper, from a down hole depth of 126 m (413 ft) to 1,002 m (3,287ft), including
•	582 m (1,909 ft) at a grade of 1.00 g/t gold (0.029 oz/ton) and 0.36% copper to a depth of 1,002 m (3,286 ft).

Approximately 250 m (800 ft) of this intercept is vertically below mineralization reported in the interim mineral resource estimate announced on March 24, 2009. That resource estimate, based on drilling to year end 2008, was 450 million tonnes containing 8.7 million ounces of gold and 2.1 billion pounds of copper*.

CSD037 was drilled to test a section 200 m beneath CSD032. It is interpreted to have intersected the western margin of mineralization on this drill section. Results include:

•	708 m (2,322 ft) at a grade of 0.50 g/t gold (0.015 oz/ton) and 0.22% copper, from 434 m (1,423 ft) to 1,142 m (3,746 ft) down hole.

CSD037 intersected mainly sediments and volcanic breccias which host mineralization peripheral to the main diorite porphyry intrusion. Previously reported drill hole CSD032, drilled 200 m east of CSD037, was within the diorite porphyry from 830 to 1,270 m depth and returned a 1,214 m (3,982 ft) intercept, at a grade of 0.90 g/t gold (0.026 oz/ton) and 0.33% copper (see news release NR 09-04 dated February 25, 2009).

CSD038, drilled at the very south eastern edge of the system, was designed to test the south eastern limits of mineralization. This hole intersected a younger, weakly mineralized inter-mineral phase porphyry unit over its entire length.

Drilling has now been suspended through the winter and is expected to resume in October. All drilling data for Caspiche will be used to calculate an updated, National Instrument 43-101 (“NI 43-101”) compliant, mineral resources estimate which is expected to be released in September 2009.

Exeter’s Caspiche Project Manager, Justin Tolman, stated, “Drill hole CSD039a demonstrates the continuity of higher grade mineralization between the drill sections located 100 metres to the north and south. The intersection from this drill hole should increase the size of the favourable diorite porphyry unit and the associated higher grade gold-copper zone (when compared to our earlier geological modelling).

“We can now infer a steep southwest plunge to the higher grade zone within Caspiche. This interpretation could be amended going forward as potentially important assays from drill hole CSD036a to the northwest are pending. Furthermore, we were unable to complete drill hole CSD041 located in the far south western part of the drilling grid. That hole was designed to further test the model for a high grade zone but was prematurely abandoned at 560 metres (1,836 ft) due to technical issues with the drilling rig. We did see, however, encouraging veining and alteration near the bottom of the hole, just before it was terminated. It will be redrilled very early next season. Our interpretation is that the Caspiche porphyry remains open to the south west and plunging to depth.

“The 16,500 metres (54,120 ft) drilled this season brings the total drilled to date to 23,500 metres (77,080 ft). We have significantly extended the limits of the system beyond the mineralized envelope reported in the interim resource estimate announced on March 24, 2009. We anticipate that this extension will be reflected in the next estimate by AMEC International expected in September.

“Drilling will continue next season with the aim of further extending the limits of the mineralized system.”

Detailed drilling results from this press release are summarised as follows:

Hole No.	From	To	Width	Gold	Copper	Status	Zone
	(m)	(m)	(m)	(g/t)	(%)
CSD039a	66	126	60	0.22	0.01	Finals	Oxide Gold Only Zone
	126	1,002	876	0.75	0.29	Finals	Sulphide Gold Copper Zone
including	418	1,002	584	1.00	0.36	Finals	Sulphide Gold Copper Zone

CSD037	434	1142	708	0.50	0.22	Finals	Sulphide Gold Copper Zone

CSD038	15	220	205	0.16	0.02	Finals	Oxide Gold Only Zone
	220	560.4	340.4	0.11	0.03	Finals	Sulphide Gold Copper Zone

Click here to view related plans and cross-sections

Quality Control and Assurance

Drill intercepts presented above are drill intersection widths and may not represent the true widths of mineralization. Gold and copper assay results presented have not been calculated using a gold cut-off grade, or with any cutting of high values. Diamond drill core samples are routinely split on regular two metre intervals and represent either sawn half HQ-size or NQ-size core. Any reverse circulation drill samples are collected using a cyclone in one metre intervals; all samples are then composited into two or four metre samples. Gold samples were prepared and assayed by fire assay (50 gram charge). Copper was assayed with a four acid digestion followed by atomic absorption spectroscopy. The primary laboratory is ALS Chemex in Chile, an ISO-9001:2000 certified laboratory. Standard, blank and duplicate samples are used throughout the sample sequence as checks for the exploratory reverse circulation and diamond drilling.

Justin Tolman, Exeter’s Caspiche Project Manager and a “qualified person” within the definition of that term in NI 43-101, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America. The Company has C$34 million in its treasury.

The Caspiche gold-copper discovery is situated in the Maricunga gold district of Chile, between the Refugio mine (Kinross Gold Corp.) and the giant Cerro Casale gold deposit (Barrick Gold Corp. and Kinross Gold Corp.). Drilling has ceased for the southern winter. A second NI 43-101 compliant resources estimate is expected in September 2009.

Exeter’s priority on its Cerro Moro high grade gold-silver property in Argentina is the Escondida vein where drilling has returned multiple intercepts of 12-18 g/t gold equivalent** over potentially mineable widths. The results from drilling to December 2008 are being used to produce a NI 43-101 compliant resources estimate, expected for release late in the second quarter of 2009.

Drilling on the high grade Escondida vein recommenced in June, with over 50 new drill holes currently unreported. Separately, the Company is awaiting a drilling permit to test possible north western extensions of the Escondida vein on the adjacent Fomicruz JV lands.

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No site work is planned on the Don Sixto gold-silver project in Argentina over the next quarter. The Company will continue to work with provincial authorities and with representatives of other mining companies, to effect amendment to the 2007 legislation that banned the use of cyanide in mining operations in Mendoza Province.

*

Inferred mineral resource estimate of 449.9 million tonnes from the oxide and gold-copper zones contains 8.7 million ounces gold at a grade of 0.6 g/t and 375.9 million tonnes from the gold-copper zone only contains 2 billion pounds of copper at a grade of 0.25% (see new release NR 09-09 dated March 24, 2009).

**	Note: Gold equivalent grade at Cerro Moro is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the extent and timing of its drilling programs and exploration results, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential for financing its activities, potential production from its properties and expected cash reserves. These forward-looking statements are made as of the date of this news release. Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, the price of gold and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking information. In addition, there are also known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the financial year ended December 31, 2008, dated March 27, 2009 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHNAGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

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